VINCERX PHARMA, INC.

1825 S. Grant Street

San Mateo, California 94402

March 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

   Laura Crotty

Re:	Vincerx Pharma, Inc. - Registration Statement – Form S-3
File No. 333-284478
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vincerx Pharma, Inc. (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-3 (File No. 333-284478) (as amended by Amendment No. 1, the “Registration Statement”) be declared effective on April 2, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Gabriella A. Lombardi and Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes each of Gabriella A. Lombardi and Julie Park of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP, at (650) 233-4670, or in her absence, Julie Park of Pillsbury Winthrop Shaw Pittman LLP, at (650) 233-4067.

[Signature Page Follows]

Sincerely,

VINCERX PHARMA, INC.

By:	/s/ Raquel E. Izumi
Raquel E. Izumi
Acting Chief Executive Officer

cc:	Gabriella A. Lombardi, Pillsbury Winthrop Shaw Pittman LLP

Julie Park, Pillsbury Winthrop Shaw Pittman LLP